
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

Jun 22, 2005




05009253

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated Jun 22, 2005 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

Jun 22, 2005

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Additional Notes to Financial Results for the Fiscal Year ended March 31,2005

On June 20, 2005, Sumitomo Corporation announced today additional notes to its consolidated financial statements for the fiscal year ended March 31,2005, prepared on the basis of accounting principles generally accepted in the United States of America. The consolidated financial statements were originally announced on April 28, 2005.

1. Income Taxes

The reconciliation between taxes calculated at the statutory income tax rate in Japan and the Companies' effective income tax provision for the years ended March 31, 2005 and 2004 is summarized as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	2004	2005
Income before income taxes and minority interests in earnings of subsidiaries	¥ 151,349	¥ 109,035	$ 1,414
Tax provision computed at statutory income tax rate	¥ 62,053	¥ 45,795	$ 580
Increases (decreases) in tax due to:			
Expenses not deductible for tax purposes	3,183	2,014	30
Tax effect on undistributed earnings of associated companies and corporate joint ventures	(977)	(2,037)	(9)
Changes in valuation allowance	865	(6,083)	8
Difference in statutory tax rate of foreign subsidiaries	(7,081)	(4,978)	(66)
Effect of change in enacted tax rate	—	(132)	—
Other—net	(194)	1,118	(2)
Total effective tax provision	¥ 57,849	¥ 35,697	$ 541

The tax effects of temporary difference that give rise to significant components of deferred tax assets and liabilities as of March 31, 2005 and 2004 are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	2004	2005
Assets:			
Net operating loss carry forwards	¥ 46,445	¥ 85,290	$ 434
Investment securities	37,929	14,202	355
Inventories and long-lived assets	40,960	32,543	383

Allowance for doubtful receivables	12,457	14,634	116
Accrued pension and retirement benefits	8,732	7,568	82
Accrual and other	9,752	13,005	91
Gross deferred tax assets	156,275	167,242	1,461
Less: Valuation allowance	(10,559)	(10,641)	(99)
Deferred tax assets, less valuation allowance	145,716	156,601	1,362
Liabilities:			
Investment in marketable securities	(75,584)	(53,579)	(706)
Deferred gain on sales of property for tax purposes	(43,926)	(41,518)	(411)
Securities contributed to the Trust	(22,944)	(23,119)	(215)
Undistributed earnings of subsidiaries and associated companies	(27,754)	(17,024)	(259)
Installment sales	(560)	(1,834)	(5)
Other	(12,209)	(11,358)	(114)
Gross deferred tax liabilities	(182,977)	(148,432)	(1,710)
Net deferred tax assets (liabilities)	¥ (37,261)	¥ 8,169	$ (348)

2. Accrued Pension and Retirement Benefits

The Company has non-contributory defined benefit pension plans (the "Plans") covering substantially all employees other than directors and executive officers. The Plans provide benefits based upon years of service, compensation at the time of severance, and other factors.

Net periodic pension costs of the Company's pension plans for the years ended March 31, 2005 and 2004 include the following components:

	Millions of Yen		Millions of U.S. Dollars
	2005	2004	2005
Service cost — benefits earned during the year	¥ 4,223	¥ 3,722	$ 39
Interest cost on projected benefit obligation	3,167	3,680	30
Expected return on plan assets	(3,295)	(2,637)	(31)
Net amortization	5,706	8,093	54
Net periodic pension cost	¥ 9,801	¥ 12,858	$ 92

The reconciliation of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets of the Company's pension plans is as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	2004	2005
Projected benefit obligations, end of year	¥ 149,288	¥ 158,352	¥ 1,395
Fair value of plan assets, end of year	155,661	162,405	1,455
Funded status	6,373	4,053	60
Unrecognized actuarial loss	76,892	84,709	718
Prepaid cost for retirement benefits	¥ 83,265	¥ 88,762	$ 778

Assumptions used for the year ended March, 31 2005 and 2004 in determining costs for the Plans and the funded status information shown above are principally as follows:

Weighted average assumptions used to determine the net periodic benefit cost for the Plans

Weighted average assumptions used to determine the benefit obligations

Most of the subsidiaries have unfunded retirement benefit plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum retirement benefits based on compensation at the time of retirement, years of service and other factors. As of March 31, 2005 and 2004, the benefit obligation of subsidiaries under these plans were ¥39,636 million ($370 million) at the discount rate of mainly 2.8% and at the expectable salary increase rate of mainly 1.8% and ¥32,653 million at the discount rate of mainly 2.5% and at the expectable salary increase rate of mainly 1.5% respectively, which were approximately equal to the aggregated fair value of plan assets and accrued pension and retirement benefitials.

The total amounts charged to income by subsidiaries for the years ended March 31, 2005 and 2004 were ¥4,489 million ($42 million) and ¥4,932 million, respectively.

In addition to unfunded retirement benefit plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in a multiemployer defined benefit pension plan, recognizing the required contributions for a period as net pension cost and recognizing any contributions due and unpaid as a liability. The total amount of the domestic subsidiaries' contributions to the plan during the years ended March 31, 2005 and 2004 were ¥823 million ($8 million) and ¥1,431, respectively.